Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-256322

July 2, 2021

AMTD Digital Inc.

AMTD Digital Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting AMTD Global Markets Limited, at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong, Attention: ECM Department, by calling +852 3163-3288, or via email: ibd.project.genesis3@amtdglobalmarkets.com, Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, IL 60604, U.S.A., Attention: ECM Department, by calling +1 (312) 913-4900, or via email: LoopECM@loopcapital.com, Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, U.S.A., Attention: Clifford A. Teller, by calling +1 (212) 895-3745, or via email: ecitarrella@maximgrp.com, or Livermore Holdings Limited, at Unit 1214A, 12/F, Tower II Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon, Hong Kong, Attention: ECM Department, by calling +852 3704-9511, or via email: project@livermore.com.hk. You may also access the Company’s most recent prospectus dated July 2, 2021, which was included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on July 2, 2021, or Amendment No. 3, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/0001809691/000119312521207603/d943653df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

(1)	Amend the first bulleted paragraph on page 2 to read as follows:

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Singa Bank— a digital wholesale banking platform to be established to provide comprehensive services to SME and corporate clients in Singapore. Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. to be the largest shareholder. The consortium intended to pursue digital banking opportunities in Singapore through Singa Bank, the launch of which is subject to obtaining a digital wholesale banking license from the Monetary Authority of Singapore, or the MAS, and other regulatory requirements. An application for the license has been submitted previously. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital wholesale banking licenses are introduced as a pilot, and the MAS will consider granting more of such licenses in the future. We and Xiaomi are actively pursuing the digital banking license opportunity.

(2)	Amend the second bulleted paragraph on page 2 to read as follows:

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Applaud—in July 2020, one of our subsidiaries, AMTD Digital Solutions Pte. Ltd., together with PolicyPal Pte. Ltd., incorporated Applaud Digital Solutions Pte. Ltd., or Applaud. Applaud has submitted an application to the MAS for a direct insurer (composite) license, pending the MAS’s approval.

(3)

Amend the second paragraph of the risk factor under the heading “We and our Controlling Shareholder have a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate our business. We cannot assure you that the digital banking initiatives of our Controlling Shareholder and our company will develop or succeed as we expect.” on page 19 to read as follows:

Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. to be the largest shareholder. The consortium intended to pursue digital banking opportunities in Singapore through Singa Bank, the launch of which is subject to obtaining a digital wholesale banking license from the MAS and other regulatory requirements. The MAS had previously announced that they planned to grant up to five digital banking licenses. We have submitted our application for the license previously. As of the date of this prospectus, four licenses have been granted to other applicants and MAS will review and consider granting more such licenses in the future. We and Xiaomi are actively pursuing the digital banking license opportunity. We expect to provide online banking products and services through Singa Bank. However, we cannot assure you that we will be successful in obtaining a digital wholesale banking license within a certain time frame or at all, or that Singa Bank will be established, or such digital banking operations will be launched as planned.

(4)

Amend the third paragraph of the risk factor under the heading “We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.” on page 19 to read as follows:

We completed the acquisition of PolicyPal in August 2020 and expect to complete the acquisition of CapBridge in 2021, subject to final negotiation of terms of the transaction, as well as MAS approval. These activities expose us to new and increasingly challenging risks, including, but not limited to:

(5)	Amend the risk factor under the heading “Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.” on page 21 to read as follows:

Financial services is a highly-regulated industry, and we are required to obtain applicable licenses, permits, and approvals from different regulatory authorities in order to conduct or expand our business. Various governmental authorities in Singapore and Hong Kong have promulgated various regulations on the financial services, including regulations requiring digital banking license, insurance brokerage license, and exempt financial advisor status. We have obtained our insurance brokerage license issued by the Hong Kong Insurance Authority through AMTD Risk Solutions Group Limited. In Singapore, BaoXianBaoBao Pte. Ltd., a digital insurance platform in which we hold a 51% equity interest, is a registered insurance broker with respect to direct insurance and exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies, other than for reinsurance (and has notified the MAS of the same), and offering technology services to insurance partners. In July 2020, AMTD Digital Solutions Pte. Ltd. and PolicyPal Pte. Ltd. incorporated Applaud to apply for a direct insurer (composite) license from the MAS. In addition, we and several business partners have jointly applied, in the name of Singa Bank, for a digital wholesale banking license in Singapore with the MAS. The MAS had previously announced that they planned to grant up to five digital banking licenses. We have submitted our application for the license previously. As of the date of this prospectus, four licenses have been granted to other applicants and MAS will review and consider granting more such licenses in the future. We and Xiaomi are actively pursuing the digital banking license opportunity. We cannot assure you that Singa Bank will successfully obtain the license. Furthermore, any dropout of our business partners in our license application consortia or any change in the relevant regulatory environment could materially and adversely affect our chance to successfully obtain the relevant licenses. Failure by Singa Bank to obtain the digital wholesale banking license and by Applaud to obtain the direct insurer (composite) license from the MAS may impair our ability to expand our digital financial services business to Singapore, which may materially and adversely affect our business and prospects. Additionally, there is no assurance that the Singapore or Hong Kong regulatory authorities will not issue new regulations governing the financial product and service industry that might require us or our business partners to obtain additional licenses, permits, or approvals for our current or future business operations, which may materially and adversely affect our business operations and financial condition. Failure to obtain additional licenses under current or new regulations may also impair our ability to expand our businesses across new geographical regions.

(6)

Add a new risk factor under the heading “If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of our ADSs and could materially and adversely affect our business, results of operations, and financial condition.” on pages 50–51 to read as follows:

We are primarily engaged in businesses relating to digital financial services, the SpiderNet ecosystem solutions, and digital media, content, and marketing. We also invest directly in various innovative technology companies to leverage, enhance, and enrich the AMTD SpiderNet ecosystem by including them into our ecosystem. These investments and other future investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, or the 1940 Act. Under Section 3(a)(1)(C) of the 1940 Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, or the 40% Test. We believe we are not an investment company within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities, and we pass the 40% Test with our “investment securities” not exceeding 40% of the value of our total assets on an unconsolidated basis.

We seek to conduct our operations so that we are in compliance with the 40% Test or with an exclusion or exemption from investment company status under the 1940 Act. If we fail to comply with the 40% Test and we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the 1940 Act. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would materially and adversely affect the liquidity and value of our ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

(7)	Amend the third paragraph under the heading “Digital Financial Services” on page 65 to read as follows:

Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. to be the largest shareholder. The consortium has submitted an application for a digital banking license in Singapore. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital wholesale banking licenses are introduced as a pilot, and the MAS will consider granting more of such licenses in the future. We and Xiaomi are actively pursuing the digital banking license opportunity.

(8)	Amend the fifth paragraph under the heading “Digital Financial Services” on page 65 to read as follows:

Also in June 2020, we entered into a binding term sheet pursuant to which we expect to acquire 55% of CapBridge Financial Pte. Ltd.’s equity interest. We expect to complete the acquisition through CapBridge Group Limited in 2021. The completion of our acquisition of CapBridge is subject to a number of conditions, including final negotiation of terms of the transaction, MAS approval, and satisfaction of our closing obligations.

(9)	Amend the last bulleted paragraph on page 73, and the third last bulleted paragraph on page 131 to each read as follows:

•

Singa Bank—a digital wholesale banking platform to be established to provide comprehensive services to SME and corporate clients in Singapore. Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. to be the largest shareholder. The consortium intended to pursue digital banking opportunities in Singapore through Singa Bank, the launch of which is subject to obtaining a digital wholesale banking license from the MAS and other regulatory requirements. An application for the license has been submitted previously. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital wholesale banking licenses are introduced as a pilot, and the MAS will consider granting more such licenses in the future. We and Xiaomi are actively pursuing the digital banking license opportunity.

(10)	Amend the first bulleted paragraph on page 74 and the second last bulleted paragraph on page 131 to each read as follows:

•

Applaud—in July 2020, one of our subsidiaries, AMTD Digital Solutions Pte. Ltd., together with PolicyPal Pte. Ltd., incorporated Applaud. Applaud has submitted an application to the MAS for a direct insurer (composite) license, pending the MAS’s approval.

(11)	Amend the first bulleted paragraph on page 140 to read as follows:

•

Personal Loan. Airstar Bank offers loans to clients based on automated credit assessment capabilities utilizing big data analytics, models, and algorithms. Airstar Bank’s credit assessment system analyzes a client’s background information, including financial status, behavior patterns, and credit history to determine loan amount, loan tenor, and interest rate. Airstar Bank currently offers (i) personal loan with efficient application process and attractive annual percentage rate as low as 0.99%; and (ii) debt consolidation loan with the first repayment prolonging 60 days.

(12)	Amend the first paragraph under the heading “Singa Bank” on page 142 to read as follows:

Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. to be the largest shareholder. The consortium intended to pursue digital banking opportunities in Singapore through Singa Bank, the launch of which is subject to obtaining a digital wholesale banking license from the MAS and other regulatory requirements. SP Group is Singapore’s largest energy utilities provider and has a large network of SME clients. Funding Societies is the largest digital peer-to-peer lending platform in Southeast Asia, focused on connecting SME borrowers with investors. The planned Singa Bank aims to leverage the support of its shareholders to grow its client base by taking advantage of SP Group and Funding Societies’ large SME client base, Xiaomi’s SME clients from its supply chain, and business partners in AMTD SpiderNet. We intend to consolidate Singa Bank’s financial results into our financial statements following its establishment. The MAS had previously announced that they planned to grant up to five digital banking licenses. We have submitted our application for the license previously. As of the date of this prospectus, four licenses have been granted to other applicants and MAS will review and consider granting more such licenses in the future. We and Xiaomi are actively pursuing the digital banking license opportunity.

(13)	Amend the third paragraph under the heading “Licensing Regime for Insurers” on page 160 to read as follows:

As of the date of this prospectus, Applaud Digital Solutions Pte. Ltd. has submitted an application for a license to carry on business as a direct insurer in respect of life business and general business (also called composite business).

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